UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

December 16, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares (“ADSs”), each representing thirty Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons Rich Way Global Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 60,864,720 Class A Ordinary Shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 60,864,720 Class A Ordinary Shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 60,864,720 Class A Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.91% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Consists of 2,028,824 ADSs representing 60,864,720 Class A ordinary shares.

(2)	The calculation is based on 3,194,269,722 shares outstanding as of October 27, 2022 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), comprising of (i) 1,367,745,575 Class A ordinary shares, excluding the 3,782,221 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,286 Class A ordinary shares at the currently applicable conversion price, as reported in the Issuer’s Form F3 filed on November 2, 2022.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons Trinity Gate Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Class A Ordinary Shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 Class A Ordinary Shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons Teng Rongsong
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 60,864,720 Class A Ordinary Shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 60,864,720 Class A Ordinary Shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 60,864,720 Class A Ordinary Shares (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.91% (2)
12	Type of Reporting Person (See Instructions) IN

(1)	Consist of 2,028,824 ADSs representing 60,864,720 Class A ordinary shares.

(2)	The calculation is based on 3,194,269,722 shares outstanding as of October 27, 2022 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), comprising of (i) 1,367,745,575 Class A ordinary shares, excluding the 3,782,221 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,286 Class A ordinary shares at the currently applicable conversion price, as reported in the Issuer’s Form F3 filed on November 2, 2022.

Item 1.

(a)	Name of Issuer:

Uxin Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1&3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on the Amendment No. 1 of Schedule 13G are:

(1)	Rich Way Global Limited

(2)	Trinity Gate Limited

(3)	Teng Rongsong

(collectively, “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

The address of principal business office of the Reporting Persons is: 4503, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

(c)	Citizenship:

Rich Way Global Limited – British Virgin Islands

Trinity Gate Limited – British Virgin Islands

Teng Rongsong – People’s Republic of China

(d)	Title and Class of Securities:

Class A ordinary shares, par value of $0.0001 per share

(e)	CUSIP No.: 91818X108

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing thirty Class A ordinary shares. No CUSIP number has been assigned to the Class A ordinary shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Rich Way Global Limited directly holds 2,028,824 ADSs representing 60,864,720 Class A ordinary shares. Trinity Gate Limited no longer holds any ADSs or Class A ordinary shares. Mr. Teng is the sole director and sole shareholder of Rich Way Global Limited. Mr. Teng is also the sole director and sole shareholder of Timeness Vision Limited, which in turn is the sole shareholder of Trinity Gate Limited. As such, Mr. Teng may be deemed to beneficially own all of the ADSs held by Rich Way Global Limited and Trinity Gate Limited.

The calculation of percentages is based on 3,194,269,722 shares outstanding as of October 27, 2022 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), comprising of (i) 1,367,745,575 Class A ordinary shares, excluding the 3,782,221 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,286 Class A ordinary shares at the currently applicable conversion price, as reported in the Issuer’s Form F3 filed on November 2, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Rich Way Global Limited, Trinity Gate Limited and Teng Rongsong have ceased to be the beneficial owner of more than five percent of the Issuer’s shares.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby makes and the following certification:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

Rich Way Global Limited

By:	/s/ Teng Rongsong
Name:	Teng Rongsong
Title:	Director

Trinity Gate Limited

By:	/s/ Teng Rongsong
Name:	Teng Rongsong
Title:	Director

Teng Rongsong
/s/ Teng Rongsong

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value of $0.0001 per share, of Uxin Limited, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit 99.1 to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: December 16, 2022

Rich Way Global Limited

By:	/s/ Teng Rongsong
Name:	Teng Rongsong
Title:	Director

Trinity Gate Limited

By:	/s/ Teng Rongsong
Name:	Teng Rongsong
Title:	Director

Teng Rongsong
/s/ Teng Rongsong